

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2011

De Hai Li
Chief Financial Officer
SinoHub, Inc.
6/F, Bldg 51, Rd 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2010**
> **Filed May 24, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-34430**

Dear Mr. Li:

We have reviewed your letter dated December 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2010

General

1.   We note that you did not provide the acknowledgements requested in our November 22, 2011 letter. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A. Evaluation of Disclosure Controls and Procedures, page 51

Management Report on Internal Control over Financial Reporting, page 52

2.   We note your responses to prior comments 2 and 3. A material weakness is defined as a significant deficiency or a combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Given that you did not have the proper controls in place to properly assess the impact of certain anti-dilution provisions of your warrant agreements and this control deficiency led to material misstatement of your financial statements, it is unclear as to how you concluded the deficiency was anything other than a material weakness. Please advise us or revise your filing accordingly.

3.   Further to the above, you state in your response to prior comment 2 that the control deficiency arose "due to human error." Please explain to us in greater detail the circumstances surrounding the control deficiency. Clarify the "human error" to which you refer by providing us with additional details regarding the cause of the original error. In order to provide context, please also provide us with information as to how the error was discovered subsequent to the filing of the Form 10-K.

4.   We note the statement in the final sentence of your response to prior comment 2. You state that you will carefully consider any future potential issue should you enter into a complex transaction. Please explain in greater detail what you mean by this statement. In this regard, provide us with details as to what controls you have in place to identify and account for complex transactions as well as what controls you have in place to prevent and detect errors relating to these complex transactions. Discuss how these controls functioned in connection with both the original accounting for the warrants and the accounting in subsequent periods.

5.   We note your response to prior comment 3. We have the following additional comments:

- You refer to an "internal audit staff" in your response. As previously requested, please describe to us your internal audit function and how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- You state that you use the "U8 accounting software from UFIDA to help ensure proper recording of transactions and to detect material errors." Please explain to us in greater detail how this software is able to detect material errors. Clarify whether this software is used to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- You state that Mr. Li has five years experience with U.S. GAAP, which was learned through "self study and working with external resources." Please explain this in greater detail. Describe the external resources to which you refer.

- You further state that Mr. Li attends SEC update courses held by CPE in Shanghai when time permits from his schedule. Please explain this statement in greater detail. Describe the frequency with which Mr. Li has attended these courses in the past. Explain why you believe attendance at these courses provides sufficient knowledge of U.S. GAAP, especially as it relates to complex transactions and new and emerging accounting standards. Finally, discuss what, if any, other training Mr. Li receives in the event his time does not permit him to attend the identified courses.

Note 1. Summary of Significant Accounting Policies and Organization, page 84

Revenue and Cost Recognition, page 89

6.   We note your response to prior comment 6. Please revise your future filings to provide disclosure similar to that in your response.

Form 10-Q for the quarter ended September 30, 2011

Note 17. Restricted Cash and Bank Borrowings, page 29

7.   We note from your response to prior comment 8. Similar to your response, please revise future filings to explain your rights and obligations under your non-deliverable forward contracts.

Consolidated Financial Condition and Liquidity, page 32

8.   We note your response to prior comment 9. You state that due to the credit tightening, for some customers you will now have to wait until your customer is paid by its customer before you will collect payment. Explain how you have considered this fact in your evaluation of whether the 'collectability' criteria for revenue recognition has been met. Clarify if you defer recognition of revenue on these sales until payment is received from the end customer. If you do not defer recognition of revenue, explain how you reached a conclusion that revenue recognition was appropriate.

9.   We note your response to prior comment 9. Similar to your response, please revise future filings discuss any extended payment terms you have offered to your customers and the effects of these terms on your liquidity.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief